Via Facsimile and U.S. Mail
Mail Stop 6010

February 27, 2007

R. Michael Carruthers
Chief Financial Officer (Principal Financial
and Accounting Officer)
Array Biopharma Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array Biopharma Inc.
 Form 10-K for the Fiscal Year Ended June 30, 2006
 Filed September 1, 2006
 File Number: 001-16633

Dear Mr. Carruthers:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 38

Revenue Recognition, page 38

1.   For each of your material revenue arrangements for which you record license and other up-front fees, please provide to us, using disclosure-type format, revisions to your disclosures in Critical Accounting Policies and your Revenue Recognition footnote to the financial statements quantifying the expected period of the related research program and whether or not there has been any change in the expected period for each of the periods presented in your financial statements.

2. Summary of Significant Accounting Policies, page 48

Property, Plant and Equipment, page 49

2.   Please provide us in disclosure-type format your accounting policy for amortizing leasehold improvements as it is not clear why you amortize them over the lease term including new lease agreements. Further, tell us how you determined it was appropriate to amortize the leasehold improvements over the term of the new lease and the accounting guidance you considered in your determination.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant